Exhibit (a)(9)

January 4, 2009

Dear Dilip:

I write in response to your message of December 31 as well as to Sun's public filings made on January 2, 2009.

First, let me say that I am extremely disappointed that you unilaterally violated our express agreement that all settlement discussions and proposals were to be kept confidential.  Negotiation by press release hardly seems like a formula for success.

Moreover, in addition to violating our confidentiality agreement, your decision to "go public" with a one-sided and incomplete version of the parties' settlement discussions – coming, as it did, on the day after the New Year's holiday, before our Board had any chance to review your message of December 31 and prepare a response – raises serious questions as to Sun's good faith, and suggests that Sun's real interest is in winning some sort of "public relations battle" and posturing itself advantageously in the eyes of the Supreme Court, and not in reaching a solution to the current impasse.

I also regret that you rejected out-of-hand my suggestion, in my e-mail of December 30, that we have an in-person meeting of principals.  I proposed it because I honestly believed a face-to-face discussion represented the best and most constructive way to move forward in a timely and effective manner.  What possible reason could there be for refusing to sit down with me and Templeton, Taro's largest independent shareholder, for a frank and direct exchange of views?  Taken together with your other actions noted above, your refusal to agree to a face-to-face negotiation appears to be further evidence of Sun's lack of good faith in this matter.

 Since you have unilaterally refused to meet unless Taro first makes a counter-proposal to Sun’s offer, I have set forth our counter-proposal below, which has been unanimously approved by our Board.  We will also be filing this letter publicly, so that our shareholders can know the truth concerning our position, and will not have to rely on Sun's self-serving and misleading communications, as broadcasted by your public relations machine.

As a threshold matter, our Board has asked me to inform you that it did not view the two "options" set forth in your proposal as constructive or even "in the ballpark."  Both Sun’s merger proposal, as well as its tender offer alternative, involved prices that represented a significant reduction from the $10.25 price that Sun paid for Brandes’ eight percent minority interest in Taro in February 2008, and which you proposed to pay in your revised merger proposal last May.  As you know, our financial advisor, Merrill Lynch termed that proposal financially inadequate and our Board unanimously rejected it.  Whether you choose to recognize it or not, the fact remains that, in the ensuing months, Taro has continued to make substantial progress, and its future prospects and value continue to improve.  In this regard, your recent letter to Myron Strober, Chairman of Taro's Audit Committee, which you also released publicly on January 2 and in which you attempt to disparage our improved financial results, is entirely without basis; we will be responding to your false and misleading claims in a separate letter which will be delivered shortly.

It is frankly hard to understand how Sun could expect that a proposal that valued the entire equity interest in Taro at less than Sun paid for Brandes’ eight percent interest nearly one year ago would be a realistic starting point for a good faith settlement negotiation to resolve the current impasse.  In any case, our Board certainly did not see it that way.

We recognize, of course, that markets have declined since last year, and that we are now in the midst of a global recession.  But those are short term events.  A merger, in contrast, is done with the long term in mind.  As such, it should reflect the normalized, long term value of the acquired company.  Sun’s two options wholly fail to do this, and represent nothing more than an attempt by Sun to benefit from current economic events, at the long term expense of Taro's public shareholders.

In truth, Sun's continuing unwillingness to consider paying a fair price for Taro, and its concomitant refusal to agree to participate in good faith negotiations – either directly with me or through our respective financial advisors, as I proposed last May in an effort to bridge our divergent views with respect to fair value – has been at the heart of our differences for the past year.  Indeed, this is what ultimately led to our Board's decision to terminate our Merger Agreement last May.

You have also repeatedly refused our offers to acquire your Taro shares at the same price you have offered to pay to acquire Taro.  This speaks volumes about the adequacy (or lack thereof) of your offers.  If you would not sell your Taro shares at the prices you have offered, why would you expect our public shareholders to sell their Taro shares to you at those same prices?

While you are certainly free to act in your own economic interest, I am sure you can understand that our Board members consider it their responsibility to do their best to ensure that any transaction achieves full and fair value for Taro's numerous public shareholders and the Company's other constituents.

In an effort to finally bring a conclusion to this continuing impasse, our Board has authorized me to set forth the following counter-proposal:

Since it appears that we both agree that a merger represents the most desirable format for an acquisition transaction – provided, of course, that Sun offers a price that Taro's shareholders are willing to accept – we are prepared to conduct a shareholder referendum, in which shareholders would vote, yes or no, on a merger at a price of Sun's own choosing.  Sun would have the opportunity to explain directly to Taro’s shareholders why it believed its proposed price was fair and in their best interest, and our Board could explain why it disagreed (if in fact, after consulting with Taro's financial advisors, that was the Board's conclusion).  Templeton, as well as other shareholders, could also express their views, in whatever form they deemed most appropriate.

If the Sun offer received sufficient favorable votes to satisfy the requirements for approval of a merger under Israeli law, Taro would immediately enter into a merger agreement with Sun at the price specified by Sun in the shareholder referendum.  If, on the other hand, Taro shareholders rejected Sun's merger price, Sun would agree to a full standstill arrangement (no share purchases, proxy fights, or other shareholder proposals) for a period of three years, in order to provide Taro with a fair opportunity to achieve the value our Board believes is inherent in the Company, without the disruption caused by our current dispute.

I should add that this proposal contemplates a complete cessation of all litigation between the parties, both in Israel and the United States.  In this way, it differs from Sun’s proposal (which our Board found unacceptable) that the litigation brought by Taro in Israel be dismissed, while Sun remains free to continue to pursue its lawsuit in New York.

Our Board believes that this proposal provides Sun with a clear path to acquire the entire equity interest in Taro – which is what you have always said is Sun's objective – but at a price that is fair to all concerned and that, in sharp contrast to Sun’s various offers would not place Taro’s shareholders at a disadvantage.  We hope you will agree.

I look forward to your prompt reply.

Sincerely,
For the Board of Directors

/ s / Barrie Levitt, M.D.

Barrie Levitt, M.D.

cc:  Dr. Mark Mobius, Franklin Templeton
       Carlos von Hardenberg, Franklin Templeton